

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2015

Dr. H. Dean Cubley
Chief Executive Officer
ERF Wireless, Inc.
2911 South Shore Boulevard, Suite 100
League City, Texas 77573

    Re: ERF Wireless, Inc.
          Amendment No. 1 to Preliminary Information Statement on Schedule 14C
          Filed April 9, 2015
          File No. 000-27467

Dear Dr. Cubley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2015 letter.

Reason for the Increase to Authorized Common Stock, page 4

1. We note your response to comment 4 of our prior letter. Please advise why the Company has not reserved shares for the potential conversion of the Angus Capital Partners Line of Credit.

2. We have reviewed the table you provide in response to comment 5 of our prior letter. Please advise why the table is dated June 23, 2014. Additionally, please advise or revise your disclosure to address why the Authorized and Unreserved and Unissued columns indicate that the increase in authorized shares of 9,000,000,000 rather than 8,000,000,000 as disclosed in other sections of your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information required by the Securities Exchange Act of 1934, Regulation 14A and corresponding Schedule 14C. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Please contact Emily Drazan, Staff Attorney at 202-551-3208 or me at 202-551-3810 with any questions.

                            Sincerely,

                            /s/ Larry Spirgel

                            Larry Spirgel
                            Assistant Director

cc: R. Greg Smith
       Chief Financial Officer